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                                June 17, 2022

       Risheng Li
       Chief Executive Officer
       SAI.TECH Global Corp
       #01-05 Pearl   s Hill Terrace
       Singapore, 168976

                                                        Re: SAI.TECH Global
Corp
                                                            Registration
Statement on Form F-1
                                                            Filed June 1, 2022
                                                            File No. 333-265333

       Dear Mr. Li:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed June 1, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid
for such securities.
   2. Disclose the exercise price of the warrants compared to the market price of the underlying security. If the
warrants are out the money, please disclose the likelihood that warrant holders will not
exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors,
MD&A and use of proceeds section and disclose that cash proceeds associated with the
exercises of the warrants are dependent on the stock price. As applicable, describe
the impact on your liquidity and update the discussion on the ability of your company to fund
your operations on a prospective basis with your current cash on hand.
 Risheng Li
FirstName
SAI.TECHLastNameRisheng  Li
           Global Corp
Comapany
June       NameSAI.TECH Global Corp
     17, 2022
June 17,
Page 2 2022 Page 2
FirstName LastName
3. We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a sizable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class ordinary shares. Highlight the negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.
Risk Factors
We have a total of 12,933,653 Class A Ordinary Shares outstanding. . . . , page
63

4. To illustrate the risk of negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of Class A ordinary shares, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of Class A shares outstanding and of the public float. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 107

5. We note that the projected net loss for 2021 was $1.125 million, as set forth in the unaudited prospective financial information management prepared and provided to the
         Board, the company   s financial advisors and the SPAC in connection
with the evaluation
         of the Business Combination. We also note that your actual net loss for 2021 was approximately $16.7 million. Please update your disclosure in Liquidity and Capital
         Resources, and elsewhere, to provide updated information about the
company   s financial
         position and further risks to the business operations and liquidity in light of these circumstances.
6. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
General

7. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling securityholders acquired their shares,
 Risheng Li
SAI.TECH Global Corp
June 17, 2022
Page 3
      and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anna Abramson, Staff Attorney, at 202-551-4969 or Kathleen Krebs,
Special Counsel, at 202-551-3350 with any questions.



                                                            Sincerely,
FirstName LastNameRisheng Li
                                                            Division of
Corporation Finance
Comapany NameSAI.TECH Global Corp
                                                            Office of
Technology
June 17, 2022 Page 3
cc:       Doug Lionberger, Esq.
FirstName LastName